November 17, 2010

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
Attention: Michael Seaman, Esq
Re: Consumer Portfolio Services, Inc.

Amendment Three  to Registration Statement on Form S-1
Filed November 17, 2010
File number 333-168976

Ladies and gentlemen

We have today filed an amendment number three (the “Amendment”) to the registration statement identified above (the “Registration Statement”). In the Amendment, we have responded to each of the comments furnished to us by the Division of Corporation Finance by letter dated October 28, 2010.

We provide below our responses to those comments, and reproduce the comments for ease of reference. 1.  We note your response to comment 1 in our letter dated October 22, 2010.  Please provide us with a detailed legal analysis explaining why you believe renewals are neither offers nor sales (as those terms are defined in Section 2(a)(3) of the Securities Act).  In addition, please provide us with a detailed legal analysis explaining why you believe the renewals are exempt from registration under Section 3(a)(9), specifically discuss why you believe the renewals should not be integrated with the offers and sales of the notes for cash.  Please cite relevant precedent, including staff interpretations.

Section 2(a)(3) Analysis

Each CPS renewable note provides that within a specified time prior to the maturity of the note, CPS will send the holder of the note a notice of maturity to notify the holder of the maturity date.  If in the notice of maturity, CPS does not notify the holder of its intention to repay the renewable note, and unless the holder has not demanded such repayment within 15 days after the related maturity date, the renewable note shall automatically be renewed for an additional term equal to the term of the maturing note and shall be deemed to have been renewed by the holder and CPS as of the maturity date, such that a new renewable note shall be deemed to have been issued as of such maturity date.  The renewable note further provides that if other renewable notes with the same term are not then being offered on the issue date of such renewal, the interest rate upon renewal will be the rate specified by CPS on or before the maturity date or the existing rate on the renewable note, if no such rate is specified.  Since July 30. 2010, no adjustment of the rate at which interest will accrue with respect to the outstanding CPS renewable notes has been proposed or made.  Moreover, the Registrant has not paid any commission or remuneration with respect to any solicitation of a note holder to permit any such rollover to occur.

Section 2(a)(3) of the Securities Act provides that the term “sale” includes a contract of sale or a disposition of a security for value.  An “offer to sell,” “offer for sale” or “offer” includes every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security for value.  As described above, a renewal of a CPS renewable note does not involve any new contractual arrangement arising between the Registrant and the note holder.  The effect of the operations of the note’s terms as described above is that the note continues to be outstanding without any change in the contractual relationship existing between CPS and the note holder that existed at the time of the note’s issuance to the holder except that a date on which CPS could have paid the principal of the note or the holder could have caused payment of the principal has passed without that payment occurring.  To say that such a set of facts constitutes a sale as defined in Section 2(a)(3) of the Securities Act of 1933, as amended, is tantamount to saying that, if the holder of a note may require the note be pre-paid on a particular date day prior to the note’s scheduled maturity and does not cause the note to be pre-paid, a sale of a new note occurs when the pre-payment date passes without the note being pre-paid.

In determining if the renewal of a CPS renewable note is a sale for Securities Act purposes, it is important to note that the substance of a renewal under the express terms of the CPS renewable notes is that, if neither the Registrant nor the holders of the notes opt to have the notes paid at the original “maturity date,” the notes, solely by operation of their terms, are next payable at a future date set by the terms of the notes without the Registrant or the note holders taking any action and without those parties entering into any new agreement. As a result, in determining whether a sale, offer to sell, offer for sale or offer has occurred as a result of the renewal of the CPS renewable note, the core question is whether the holder of the outstanding CPS renewable notes received a new security upon any renewal of those note such that a disposal of a security for value occurred.

We have located only one judicial decision in which a court has considered and made a holding as to whether the rollover of securities having pertinent features similar to those of the CPS renewable notes constituted a sale of a new security for purposes of the Securities Act.  That decision considered, in the context of a motion to dismiss, whether a rollover of deposit certificates constituted a sale for purposes of Section 12(a)(1) and 12(a)(2) of the Securities Act, which, in the case of Section 12(a)(1), implicates whether a sale has occurred for purposes of Section 5 of the Securities Act.  In that case, the court’s holding turned on whether there was “ . . . such a significant change in the nature of the investment or in the investment risks as to amount to a new investment.”  Sanderson v. Roethenmund, 682 F. Supp. 205, 209 (S.D.N.Y. 1988) (quoting Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d Cir. 1977), cert. denied, 436 U.S. 905, 98 S. Ct. 2236, 56 L. Ed. 2d 403 (1978)).  The Sanderson court reasoned that a rollover of short-term international certificates of deposit at their maturity date was not a new sale for purposes of Section 12(a)(1) or 12(a)(2) of the Securities Act because the rollover was automatic and did not sufficiently change the nature of the investment, and thus held the rollover of the certificate did not constitute a new sale of a security.  That court stated: “[i]n substance, each rollover represented merely a periodic interest rate and maturity date adjustment . . . [and] was something contemplated by the [plaintiffs] when they made the initial purchases.” Id.  See also Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d Cir. 1977), cert. denied, 436 U.S. 905, 98 S. Ct. 2236, 56 L. Ed. 2d 403 (1978); cf. Keys v. Wolfe, 709 F. 2d 413 (5th Cir. 1983).

In contrast, in Pollack v. Laidlaw Holdings, Inc., No. 90-5788, 1995 U.S. Dist. LEXIS 5909, 1995 WL 261518, at *8 (S.D.N.Y. May 3, 1995), the court applied the principle enunciated in Abrahamson that Sanderson quoted, also in the context of considering a motion to dismiss.  In doing so, the court decided that the plaintiff had made a sufficient showing relating to a renewal, extension or rollover of mortgage notes of an issuer to assert a claim that a new purchase of mortgage notes occurred and, thus, to have its claims survive the motion to dismiss.  The court did so because the risks associated with the investment in the mortgage notes and the obligor’s ability to repay the amount owed changed substantially at the time of the rollover, stating that:

a renewal would constitute a significant change in the investment risks. At the point just prior to maturity, the risk level of the mortgage is dependent solely on the ability of the mortgagee to pay the principal at that moment.  At the point just after the rollover, the risk level is dependent on the solvency of the mortgagee over the entire period of the mortgage.

The factual circumstances in Pollack vary sharply from those in Sanderson and from those of the CPS renewable notes.  In Pollack, the plaintiff purchasers of the mortgage notes  had little information as to the nature of the investment they were making or as to whether they were necessarily agreeing to any automatic rollover of the mortgage notes acquired for them by an investment adviser, if, in fact, such automatic rollover provision existed.  The Registrant believes that Pollack can be neither dispositive nor instructive as to whether the renewals of the CPS renewable notes constitute a sale for purposes of Sections 5 or 12(a)(1) of the Securities Act.

The Registrant is aware of the decision in Securities and Exchange Commission v. Associated Gas & Electric Co., 24 F. Supp 899 (D.N.Y. 1938), which is also factually distinguishable from Sanderson and the situation of the CPS renewable notes as the investment certificates that were the focus of that case appear to have not contained any automatic renewal, extension or rollover provisions.  The Registrant also notes the court’s ruling in Securities and Exchange Commission v. SBM Inv. Certificates, Inc., 2007 U.S. Dist. LEXIS 12685, Fed. Sec. L. Rep. (CCH) ¶94,166 (D. Md. Feb. 23, 2007), which cites Pollack approvingly (and incorrectly states that the court in Pollack held a purchase occurred upon a rollover of the mortgage notes considered in Pollack) when considering whether the rollover of face-amount certificates issued by an investment company was a sale under the reserve maintenance provisions of Section 28(a) of the Investment Company Act of 1940, as amended.  The court’s ruling in SBM Inv. Certificates went to the sufficiency of the plaintiff’s evidence to prevail as to the requirement of the defendants to maintain adequate reserves under relevant statutory provisions and, thus, is not pertinent to an analysis of the renewals of the outstanding CPS renewable notes.

The Registrant recognizes that the reasoning of Pollack may have some appeal when analyzing whether an automatic renewal of CPS renewable notes constitutes a sale.  At the date at which CPS must pay the principal amount of a renewable note pursuant to a note holder’s request, the requesting note holder runs the risk that CPS will become insolvent over only a fifteen-day period.  When a note holder allows a CPS renewable note to rollover, however, the note holder faces the risk of CPS’s insolvency until the next date on which the holder may require payment of the note’s principal.  The same type of risk was inherent, however, in the facts considered by the court in Sanderson in which the court found that an adjustment of the interest rate of notes and the extension of the notes’ term did not constitute a new investment and, thus, a sale for purpose of Section 12(a)(1) or 12(a)(2) of the Securities Act.

The Registrant believes that the court’s holding in Sanderson should be controlling as to whether the renewals of the CPS renewable notes constitute offers or sales for purposes of Sections 2(a)(3), 5 and 12(a)(1) of the Securities Act.  Based on the holding in Sanderson, the rollover of CPS renewable notes to become payable at the next maturity date set by the notes’ terms occurring when the Registrant does not repay the notes and the holders do not demand repayment does not sufficiently change the nature of the investment to constitute a new investment and, thus, the offer and sale of a security.  At most, as in Sanderson, each renewal represents nothing more than a maturity date adjustment, an adjustment clearly contemplated by the terms of the initial notes from the time of their issuance.

Section 3(a)(9) Analysis

If the court’s holding in Sanderson is not controlling and the rollovers are deemed sales for purposes of the Securities Act, the Registrant believes that rollovers of the CPS renewable notes occurring after July 30, 2010 (after which no new CPS renewable notes were either offered or sold) would be exempt from registration under Section 3(a)(9) of the Securities Act.  For there to have been any offer and sale upon the rollover of a CPS renewable note, the underlying premise must be that, when a rollover occurs by operation of the notes’ express terms, the originally outstanding CPS renewable note changes in such substantial respects that the note holder is deemed to have exchanged the outstanding CPS renewable note for a “new” CPS renewable note.  Such exchanges of securities occurring after July 30, 2010 would be made by the same issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, and thus met or would meet the test so clearly set forth in Section 3(a)(9).  The following analysis assumes that the automatic renewal feature of the CPS renewable notes does constitute an exchange of new securities for outstanding securities.

The legislative history relating to the exemption contained in Section 4(3) of the original Securities Act of 1933, the precursor of the current Section 3(a)(9) of Securities Act, stated that “[t]his exemption is considered necessary to permit certain voluntary readjustments of obligations.”  H.R. Rep. No. 152, 73d Cong., 1st Sess. 25 (1933).  In fact, the renewals of the CPS renewable notes since November 1, 2008 are such voluntary readjustments of obligations of a single issuer, taking place solely at the option of the holders of the CPS renewable notes.

Only if Section 3(a)(9) is interpreted to have a meaning different from that conveyed by its very clear language or if the concept of integration comes were to be applied would the renewals of the CPS renewable notes not be exempt from the provisions of the Securities Act pursuant to Section 3(a)(9).  The sole interpretative issue relating to Section 3(a)(9)’s general application that the Registrant has identified is that any exchange must be bona fide to qualify for Section 3(a)(9)’s exemption.  In 1936, the Commission’s General Counsel stated, without reference to any legislative history, Commission rule or judicial precedent (other than to a 1935 decision of the United States Supreme Court regarding the application of the federal income tax laws in effect in 1928):  “I believe section 3 (a) (9) is applicable only to exchanges that are bona fide, in the sense that they are not effected merely as a step in a plan to evade the registration requirements of the [Securities] Act.”  See Sec. Act Rel. 33-646 (1936), CCH Fed. Sec. Rep. ¶2136.  Clearly, the deemed exchanges in question, occurring pursuant to the operation of the express terms of the outstanding notes, are not made by the Registrant to avoid the registration requirements of the Securities Act and to facilitate a subsequent public distribution of securities issued in an exchange.  Those deemed exchanges fall squarely in the category of exchanges that Congress intended to cover by Section 3(a)(9), i.e., those deemed exchanges can be said to do nothing more than effect a voluntary readjustment of the obligations represented by the CPS renewable notes.  As a result, the deemed exchanges are clearly made for a bona fide purpose and not made to evade the registration requirements of the Securities Act.

To qualify for the Section 3(a)(9) exemption, the exchange of CPS renewable notes would have to be made exclusively with its existing security holders and no commission or remuneration can be paid or given for soliciting that exchange.  Since CPS ceased offering and selling the CPS renewable notes after July 30, 2010, no deemed exchanges of the CPS renewable notes with persons who are not an existing security holders of the Registrant could occur after such date.  The Registrant understands, however, that the Staff may be concerned that the deemed exchanges are a continuation of the completed offering of newly issued CPS renewable notes for cash made to persons, some of whom were previously not security holders of the Registrant, or a continuation of the exchanges deemed, under the same analysis, to have occurred prior to July 30, 2010 as to which commissions or other remuneration may have been paid or given in connection with the solicitation of those deemed exchanges.

As the Commission described the integration concept in Securities Act Release No. 33-4552 (November 6, 1962), it is a matter of whether an offering “should be regarded as a part of a larger offering made or to be made.”  The Commission’s core policy underlying the integration doctrine is that an issuer may not avoid registration by “artificially dividing a single offering so that Securities Act exemption appear to apply to the individual parts where none would be available for the whole.  See Securities Act Release No. 33-7943 at footnote 18 (January 26, 2001).

The Registrant understands that the concept of integration has been applied to an exchange of securities that was otherwise exempt under Section 3(a)(9), resulting in a determination that the exemption from the Act’s terms afforded by Section 3(a)(9) was not available for the exchange.  See Argentinian Recovery Company LLC v. Board of Directors of Multicanal S.A., 331 B.R. 537 (U.S. Dist. Ct. S. Dist. N.Y. 2005), in which the court concluded that an exchange offer made to cure issues with the original exchange offer in a corporate reorganization should be integrated with the original exchange offer.  In fact, the curative offer was nothing more than a continuation of the original exchange offer.  Although some observers have in the past believed the Staff typically finds offerings to be integrable, see Morrissey, Integration of Securities Offerings-the ABA’s Indiscreet” Proposal, 26 Ariz. L. Rev. 41, 63 (1984), the Staff has issued a number of no-action letters agreeing with the requesting issuer that certain exchanges of securities appeared to qualify for the exemption of Section 3(a)(9), when potential integration issues were identified by the issuer in its no-action request.  See, e.g., Calton, Incorporated and Subsidiaries (available September 30, 1991); Bayswater Realty & Capital Corporation (available April 30, 1982); Model Finance Company (available December 27, 1973) Four-Plus Systems Incorporated (available December 10, 1973); and Steiner American Corporation (available May 4, 1973).  In each of these instances, however, there was an affirmative offering of securities in exchange for outstanding securities, not a situation in which the issuer essentially did nothing and the “exchange” occurred solely by the operation of the provisions of the outstanding securities and in the absence of any action by the issuer or the security holder.  Nevertheless, the principles that appear to underlie the no-action letters cited above suggest that integration should not occur in the circumstance of the rollovers.  The Registrant has not identified any no-action letter or other interpretative guidance specifically relating to the application of the integration concept in a factual circumstance similar to the automatic renewal feature of the CPS renewable notes.

Under an integration analysis, the Registrant believes that the offer and sale of new CPS renewable notes for cash and prior deemed exchanges of the outstanding CPS renewable notes should not be treated as parts of the same offering.  The Commission has recognized the separation and distinctness of offerings that seem related.  For example, in Question 125.09 of the Compliance and Disclosure Interpretations of the Staff relating to Section 3(a)(9) of the Securities Act, the Staff acknowledges that the continuous offering of common stock underlying convertible debentures existing as a result of the conversion feature of the convertible debentures is typically considered separately from the registered offering of those convertible debentures for purposes of Rule 415 under the Securities Act and that the continuous offering of the underlying common stock can be exempt from the provisions of the Act pursuant to Section 3(a)(9).  In the same vein, the deemed exchanges should not be considered as a part of any offering of CPS renewable notes to the public for cash.

If one performs an integration analysis using the five traditional factors as set forth in Securities Act Release No. 33-4552 (November 6, 1962) and elsewhere, the Registrant believes the renewals should not be integrated with the offers and sales of notes for cash or pre-July 30, 2010 deemed exchanges.  Applying directly the five factors to the circumstance of the rollover of the CPS renewable notes after July 30. 2010, the Registrant notes as follows:

a.           The rollovers should not be construed to be a part of a single plan of financing with the offer of notes for cash or the prior deemed exchanges.  The plan of financing “tends to refer to factors such as the method of offering the security, the timing of plans for raising capital and whether the offerings are financially interdependent.”  Loss and Seligman and Paredes, Securities Regulation, Vol. II, Ch. 3. §C.1. at page 115.  An on-going plan of financing is not present in the sense as noted above.  The Registrant has been and is prepared to repay the amount owing under the CPS renewable notes on the date on which the holders may demand payment of principal and interest, has not adjusted, and will not adjust, the interest rate or other terms of the CPS renewal notes at the time of any rollover, is not actively seeking or encouraging the continued investment of the holders in the outstanding notes that are being rolled over by the holders and is not paying any commission or other remuneration to anyone to solicit rollovers of the notes.  The rollovers of the notes are specifically contemplated by the terms of the notes rolled over and occur if the holders of notes fail to demand payment of the notes on the current payment date or the Registrant does not repay the notes on that date.  The rollovers yield no new cash investment for the Registrant.  At this point, the Registrant is doing nothing but performing its existing contractual obligations.  As a result, it is appropriate to conclude that the renewals after July 30, 2010 are not part of any on-going plan of financing of the Registrant of which those renewals represent an element.

b.           The Registrant understands that, if the deemed exchanges of the CPS renewable notes represent the issuance of a new security by the Registrant, then the sales for cash and all deemed exchanges could easily be seen to involve the same class of security.  It is true that if one concludes that there are “old” CPS renewable notes which are given up in exchange for “new” CPS renewable notes, then you have notes that are all debt securities of the Registrant with similar terms, albeit with different maturities.  Similar situations have, however, not resulted in a determination that issues should be integrated.   See, for example,  SEC v. Dunfee, 1966-1967 Fed. Sec. L. Rep (CCH) ¶91,970 (W.D. Mo. 1966), in which the court determined not to integrate offerings of debt securities with different maturities.  See also the Citicorp (available September 20, 1976); cf. Metro. Capital Corp. (available April 1, 1976). The new securities deemed to be issued in an exchange would have a different maturity and, theoretically, have a different risk profile from the securities renewed.  As a result, the nature of the securities involved in any of the possible offerings should not result in integration without more compelling evidence of a single offering being made.  See also Calton, Incorporated and Subsidiaries, Model Finance Company, Four-Phase Systems Incorporated and Steiner American Corporation.

c.           The Registrant concedes that the original offering of notes for cash and the renewals of the outstanding notes could be deemed to be occurring at or about the same time.  However, the Registrant notes that Rules 152 and 155(c) under the Securities Act reflect a policy that the close proximity in time of discrete offerings does not, by itself, compel the integration of those offerings.

d.           Clearly different consideration is received in sales of CPS renewable notes for cash than in deemed exchanges of the notes.  The Registrant understands that the consideration received by CPS in the exchanges occurring after July 30, 2010, is similar to the consideration received for exchanges occurring prior to that date. Nevertheless, even if the deemed exchanges are all determined to be made for the same type of consideration, that fact does not alone compel the integration of otherwise discrete offerings into a single offering.  This principle is reflected in the Commission’s position in Model Finance Company, in which the Commission addressed multiple offerings of subordinated debentures.

e.           The renewals are not for the same general purpose as any offering occurring prior to July 31, 2010, especially an offer of notes for cash.  The original offers and sales of the notes and deemed exchanges occurring prior to July 31, 2010 were made to obtain funding for the Registrant’s operations.  The deemed exchanges on or after July 31, 2010 occur simply by operation of the notes’ terms, reflective of the change in the Registrant’s circumstances as the Registrant completes its pending registration of the offer and sale of new renewable notes.  As a result, the renewals are not for the same general purposes as the sales of notes for cash or renewals occurring prior to July 31, 2010.

On balance, applying the foregoing five traditional integration factors to the automatic renewals of the CPS renewable notes that occurred on or after July 31, 2010, the Registrant believes that the automatic renewals should not be integrated with any offerings of CPS renewable notes made prior to July 31, 2010.  Of importance to the Registrant’s analysis is the fact that the exchanges occurring prior to July 31, 2010 were deemed to be made pursuant to solicitations of exchanges and that on and after July 31, 2010, any exchange made was made without any solicitation of the exchange by or behalf of CPS.  The termination of any effort by CPS to solicit any exchange of the outstanding CPS renewable notes that would be deemed to occur as a result of the rollover of those notes demarked the completion of any active offer of “new” CPS renewable notes in exchange for the outstanding CPS renewable notes.  The Registrant believes that such termination and the related significant change in how any deemed offering is made, considered with the fact that there is no continuing plan of financing or similar purpose for the deemed exchanges and the prior exchanges, should be determinative that any deemed exchanges occurring on and after July 31, 2010 were not be part of a offering occurring prior to that date or continuing offering commenced prior to that date.  Moreover, characterizing the automatic renewal of the CPS renewable notes as a part of a single offer with the offer and sale of CPS renewable notes for cash or pursuant to a solicited rollover contradicts the original policy underlying, and Congressional intent, for Section 3(a)(9), which is to permit issuers to permit certain voluntary readjustments of obligations.

Given the nature of the automatic renewals of the CPS renewable notes on and after July 31, 2010, the Registrant believes that treating those automatic renewals as offers and sales under Section 2(a)(3) of the Securities Act would be contrary to controlling judicial precedent and that, in any event, those automatic renewals would be exempt from the provisions of the Securities Act under Section 3(a)(9).

2.  Please withdraw the Form S-1/A filed on October 19, 2010. We note that in your response to comment 2 in our letter dated October 22, 2010 you indicated that you would withdraw it no later than October 27, 2010.

We understood the filing of our post-effective amendment on October 27, 2010, to effect the withdrawal of the Form S-1/A filed on October 19, 2010.  If that filing did not have that effect, then we hereby request that the Division permit withdrawal of the October 19 filing.

3. The post-effective amendment filed for the purpose of removing from registration the securities that remained unsold in connection with your offering registered on Form S-2 must indicate the amount of securities. Please refile.

We note that it does not appear to be common practice for de-registration amendments to specify the amount of securities being de-registered.  Nevertheless, we will file a further post-effective amendment that specifies the amount of securities that remain unsold under the prior Form S-2.

4.  We note your response to comment 6 in our letter dated October 22, 2010. It appears that the original registration statement expired in May 2008. As such, please provide the requested information for the months of May through November 2008.

The requested information for the months of May 2008 through July 2010 appears in the table below.  As we noted in our letter dated October 26, such table overstates our potential rescission liability, both because it extends beyond the one year limitations period under Section 13 of the Securities Act, and because it includes rollovers of renewed Renewable Notes.

month	sales	renewals
May-08	$648,105	$210,945
Jun-08	325,500	278,363
Jul-08	582,029	550,929
Aug-08	140,708	267,597
Sep-08	230,050	536,601
Oct-08	161,940	687,696
Nov-08	30,000	237,662
Dec-08	70,000	228,277
Jan-09	170,500	234,030
Feb-09	67,500	101,448
Mar-09	119,800	212,803
Apr-09	137,623	475,428
May-09	40,500	405,038
Jun-09	212,050	553,659
Jul-09	232,228	339,793
Aug-09	48,338	192,690
Sep-09	218,000	438,162
Oct-09	956,600	950,101
Nov-09	282,500	428,213
Dec-09	389,800	278,211
Jan-10	311,298	678,483
Feb-10	165,017	137,865
Mar-10	320,841	615,121
Apr-10	336,534	948,638
May-10	213,400	468,204
Jun-10	50,977	719,678
Jul-10	360,771	1,160,497
Aug-10	-	171,128
Sep-10	-	585,807
Oct-10	-	857,692
Nov-10	-	191,755

5.  Please tell us how you have informed investors of the rescission offer.

As reflected in the Risk Factor discussing possible rescission liability, the Registrant was alerting potential investors in the notes whose offer and sale is now sought to be registered that the Registrant might have some rescission liability with respect to certain of the outstanding notes.  The Registrant has not made any rescission offers and has therefore not informed any holders of CPS renewable notes of a rescission offer.  The Registrant believes that its inadvertent failure to cause its selling agent to cease offers and sales of its renewable notes under the former registration statement from and after December 1, 2008 constitutes a no more than a technical violation of Rule 415(a)(5) of the Securities Act, and is not a violation of Section 5 of the Securities Act.  Only out of an abundance of caution do the Registrant’s filings (of this registration statement and of periodic reports under Section 13 of the securities Exchange Act) describe a potential contingent rescissionary liability.

With respect to whether sales under the prior registration statement and after December 1, 2008 could be in violation of section 5 of the Securities Act, we note that there is published authority to the effect that such sales remain registered, notwithstanding the expiration of the time period(s) specified in Rule 415.

In its response to question number 212.30 of the Commission’s Compliance and Disclosure Interpretations with respect to Rule 415 under the Securities Act, the Commission specifically acknowledges that “[t]he registration of these offers and sales does not expire pursuant to Rule 415(a)(5)”.  The effect of Rule 415(a)(5) is to prohibit a registrant from offering and selling securities in reliance upon a shelf registration statement relating to a continuous offering of the type described in either clause (a)(1)(vii), (ix) and (x) (after the expiration of the three-year period specified in Rule 415(a)(5)).  In light of the Commission’s indication that Rule 415(a)(5) has no effect on the effectiveness of the registration of offers and sales of securities under the Securities Act, the Registrant believes that it has a reasonable basis for concluding that no Section 5 violation has occurred as a result of its continued offers and sales of renewable notes under the original registration statement, at any time.

If there was no violation of Section 5, then the purchasers of the notes in question would not have any private right of action for rescission under Section 12(a)(1) of the Securities Act.  Moreover, the Registrant continued to comply with the applicable prospectus delivery requirements and to ensure that the registration statement pursuant to which it was offering and selling the CPS renewable notes and the prospectus by means of which it was offering and selling CPS renewable notes were current and in compliance with all applicable requirements under the Securities Act and the rules thereunder, and the Registrant was at all times current with its reporting requirements under the Securities Exchange Act of 1934, as amended.  As a result, the Registrant believes that any investor acquiring CPS renewable notes or allowing outstanding CPS renewable notes to renew under their terms after December 1, 2008 had available all necessary information to be fully informed as to any investment risks to which the investor might be subject as a result of a purchase of, or a renewal of, a CPS renewable note and that no investor was in any way prejudiced by the Registrant’s inadvertent failure to comply with Rule 415(a)(5) under the Securities Act.

6. Please tell us whether your quarterly financial statements for the fiscal quarter ended September 30, 2010 will reflect a contingent liability related to the rescission offer. If a contingent liability will be booked, please tell us the amount of such contingent liability, If a contingent liability will not be booked, please tell us why you believe a contingent liability is not necessary

Our quarterly financial statements for the fiscal quarter ended September 30, 2010 do not reflect a contingent liability related to our potential contingent rescissionary liability.  We assume, for the sake of conservatism, that there is a contingent rescissionary liability associated with sales of renewable notes within the immediately preceding year.  We assume, again for the sake of conservatism, that both sales and renewals of such notes may be treated as sales for the purposes of determining whether holders of notes may have a rescission right.  Nevertheless, to the extent that any purchaser of such notes may choose to enforce such a rescission right, by surrendering the purchased notes and demanding repayment of the purchase price, the effect on our recorded liabilities is zero.

That is, because an investor’s election to demand rescission involves surrender of the purchased notes in exchange for refund of the purchase price, any contingent liability for rescission rights is already reflected in our recorded liability representing the notes themselves.  To the extent that rescission rights may be asserted, any such rescissionary liability is offset, dollar for dollar, by discharge of the notes that are to be surrendered to us.

7.  We note your response to comment 7 in our letter dated October 22, 2010. Please revise to disclose summary results of operations for the quarter ended September 30, 2010.

We have included such updated information in Amendment No. 3, filed herewith.

8. Tell us how you concluded that your net proceeds will be approximately $29.5 million in light of the fact that the renewals will be deducted from the aggregate offering amount.

We appreciate the suggestion, implicit in the above comment, that we should disclose that our net cash proceeds will be less than $29.5 million if any portion of the notes are issued in exchange for other notes.  Amendment No. 3 includes revised disclosure of Use of Proceeds, on that basis.

*                      *                       *                       *

We confirm our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures included in the Registration Statement.

We plan to request acceleration of the effectiveness of the Registration Statement as soon as such a request can reasonably be accommodated.

Very truly yours

CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura